SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date:  April 12, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Transformation to Revitalize Electronics Business, Generate Growth and Drive New Value Creation “One Sony” for Change.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075
No.12-056E
April 12, 2012

Sony Transformation to Revitalize Electronics Business,
Generate Growth and Drive New Value Creation
 “One Sony” for Change

Tokyo, April 12, 2012 – Sony Corporation (“Sony” or “the Company”) today announced a series of strategic initiatives to be introduced under the new management team established on April 1, 2012.  By implementing a rapid decision-making approach that draws on the strengths of the entire Sony Group as “One Sony”, Sony aims to revitalize and grow the electronics business to generate new value, while further strengthening the stable business foundations of the Entertainment and Financial Service businesses.

Key initiatives to transform the electronics business are:
1.   Strengthening core businesses (Digital Imaging, Game, Mobile)
2.   Turning around the television business
3.   Expanding business in emerging markets
4.   Creating new businesses and accelerating innovation
5.   Realigning the business portfolio and optimizing resources

By implementing the above measures, Sony will target sales of 6 trillion yen and operating income margin of 5% in its electronics business, and sales of 8.5 trillion yen, operating income margin of more than 5%, and return on equity (“ROE”) of 10% for the Sony Group overall, in the fiscal year ending March 31, 2015 (“FY14”).

Details of these five core initiatives to revitalize the electronics business and drive new growth are as follows.

1.   Strengthening core businesses (Digital Imaging, Game, Mobile)

Sony is positioning digital imaging, game and mobile as the three main focus areas of its electronics business and plans to concentrate investment and technology development resources in these areas.  By growing these three businesses, Sony aims to generate approximately 70% of total sales and 85% of operating income for the entire electronics business from these categories by FY14.

Digital Imaging – Sony is reinforcing its development of image sensors, signal processing technologies, lenses and other key digital imaging technologies in which it excels, and plans to leverage these technologies in both its consumer products (such as compact digital still cameras, digital video cameras and interchangeable lens digital cameras) and broadcast and professional products (such as professional use cameras and security cameras) in order to further strengthen and differentiate Sony’s overall product line.  The Company also plans to extend the use of these key technologies across a wide range of business applications, from security to medical, to further expand the scope of its digital imaging business.  Sony will target total sales of 1.5 trillion yen and double-digit operating income margin from the consumer, professional and image sensor businesses by FY14.

Game – In the game business, Sony continues to deliver exhilarating entertainment experiences through PlayStation®3, PlayStation®Vita, and its unique combination of hardware, software, PlayStation®Network (“PSN”), and range of accessories and peripherals.  These will form the foundations on which Sony will target further sales and profit expansion in the game business.  The Company also aims to increase sales by enriching its catalog of downloadable game titles and subscription services available through the PSN platform, and also by expanding the lineup of PlayStation®Suite compatible devices and content.  Sony will target game business sales of one trillion yen and operating income margin of 8% by FY14.

Mobile – In the area of mobile, Sony is integrating the R&D, design engineering, and sales and marketing operations of its smartphone business (operated by Sony Mobile Communications, now a wholly-owned subsidiary of Sony), “Sony Tablet” and “VAIO” businesses in order to quickly develop and deliver compelling products to market.  Sony also plans to aggressively leverage its many technologies in areas such as digital imaging and game, its rich content assets including pictures, music and game, its “Sony Entertainment Network” network service platform, as well as the communications technology expertise and knowhow accumulated through its experience in the mobile phone industry, to launch new mobile products and establish new business models.  Additionally, by integrating operations across its entire mobile product lineup, Sony aims to achieve further efficiencies and optimization.  As a result of these measures, Sony will target sales of 1.8 trillion yen in FY14 from the mobile business, and significant profitability improvement.

2.   Turning around the television business

Sony is already engaged in a comprehensive television profitability improvement plan (announced November 2, 2011), which aims to return the television business to profitability in the fiscal year ending March 31, 2014 (“FY13”), and intends to accelerate these measures going forward.  The sale of Sony’s share in its LCD panel manufacturing joint venture with Samsung Electronics has been completed, resulting in panel-related cost reductions.  Additionally, Sony is taking further measures to change the business structure, for example by improving design engineering efficiency and reducing the number of product models (targeting a 40% reduction from the fiscal year ended March 31, 2012 (“FY11”) to the fiscal year ending March 31, 2013 (“FY12”)), with the aim of reducing fixed business costs related to the television business by 60% and operating costs by 30% in FY13 compared to FY11.

Sony is additionally taking steps to enhance the image and audio quality of its “BRAVIA” range of LCD televisions that form the cornerstone of its current television lineup and to tailor its product offering to meet specific regional market needs.  Going forward, Sony intends to advance the development and commercialization of next-generation display technologies such as OLED and “Crystal LED Display”, as well as enhance the integration of televisions with Sony’s mobile products, with content such as movies and music, and with other assets across the Sony Group to improve product competitiveness, drive hardware differentiation and enhance the attractiveness of Sony’s product lineup.

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3.   Expanding business in emerging markets

Sony will continue to leverage its strong global operations and brand strength to drive sales growth in rapidly expanding emerging markets.

Sony has already established strong foundations in emerging markets.  For instance, in India and Mexico, among others, Sony has secured the largest share of the consumer AV/IT market.  Sony will continue to concentrate its sales and marketing resources in these markets, and expects to strengthen sales operations, introduce products tailored to local needs and leverage the Sony Group’s entertainment assets, including pictures, music and television networks, to further enhance its market presence.

Sony generated 1.8 trillion yen through sales of electronics products in emerging markets* in FY11, and aims to increase this figure to 2.6 trillion yen in FY14.  The Company will also aim for consumer AV/IT sales in emerging markets to represent 60% of total anticipated global sales of these products by FY14.

*Regions other than Japan, North America and Europe.

4.   Creating new businesses and accelerating innovation

Sony will continue to aggressively promote innovation intended to deliver mid- to long-term growth, as well as the development of differentiating technologies that enhance core product value.

Specific examples of business areas in which Sony will target mid- to long-term growth are medical and 4K-related technologies.

Sony is largely a new entrant to the medical industry.  In the medical peripherals business Sony has already successfully launched a range of medical printers, monitors, cameras, recorders and other medical-use products, and will target sales of 50 billion yen in this market in FY14.  Sony also plans to enter the market for medical equipment components, where its strengths in various core digital imaging technologies offer significant competitive advantages in applications such as endoscopes.  Furthermore, Sony plans to enter the life science industry, where the Company can leverage its expertise in technologies such as semiconductor lasers, image sensors and microfabrication.  In the life science industry, Sony has acquired iCyt, a manufacturer of cellular analysis equipment, and Micronics, which manufactures medical and diagnostics equipment.  Sony plans to continue to aggressively pursue other M&A opportunities to expand its medical business consistently with Sony’s own strengths, with the aim of developing the business into a key pillar of Sony’s overall business portfolio.

Sony is also drawing on its comprehensive strengths in audio and visual technologies to aggressively promote the growth of “4K” technology, which delivers more than four times the resolution of Full HD.  Incorporation of Sony-developed technologies, such as image sensors, image processing compression LSIs and high-speed optical transmission modules into its professional-use and high-end consumer products will pave the way for Sony to continue to expand and enrich its 4K-compatible product lineup.

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5.   Realigning the business portfolio and optimizing resources

Sony is accelerating its ongoing process of business selection and focus, and is concentrating its investments in core and new business areas.  In terms of investment, core areas include the expansion of Sony’s image sensor manufacturing capacity, capital investment in mobile products and aggressive strategic investment in development or M&A relating to new business areas such as medical.  Other existing business areas will be evaluated according to the following four criteria, so that Sony can determine the optimum strategy for these businesses, including proactive consideration of alliances and business transfers in order to optimize its overall business portfolio:

-	Loss generating, negative operating cash flow or low revenue businesses
-	Limited synergies with core businesses
-	Businesses where commoditization is advanced and prospects for growth are limited
-	Businesses where opportunities for revitalization and growth are enhanced through collaboration with partners rather than independent operation by Sony

For example, in the small- and medium-sized display business* and chemical products business**, Sony has already transferred or is in negotiations to transfer those businesses to external parties.  Furthermore, Sony is also exploring possible alliances in the area of batteries for electronic vehicles and energy storage modules.

*“INCJ, Hitachi, Sony and Toshiba Sign Definitive Agreements Regarding Integration of Small- and Medium-Sized Display Businesses” announced on November 15, 2011
**”Development Bank of Japan and Sony Sign Non-Binding Memorandum of Understanding for Sale of Chemical Products Businesses” announced on March 22, 2012

In addition to this business portfolio realignment, as Sony moves to strengthen its core businesses and shift resources to growth areas, it will also restructure its headquarters, subsidiaries and sales company organizations in order to further enhance operational efficiencies.  As a result of these measures, Sony estimates that the headcount across the entire Sony Group will be reduced by approximately 10,000 in FY12.  This includes employees expected to transfer outside the Sony Group as part of the sale of businesses and other realignments resulting from business portfolio optimization.  Sony anticipates that many of these businesses will have future growth opportunities outside the Sony Group, and Sony will consider various measures to secure continuity of employment for employees at their new destinations.  Sony is projecting restructuring costs of 75 billion yen in FY12.

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Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Sony is currently modifying its business segment classification to reflect its reorganization as of April 1, 2012.  Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2013.

Media Inquiries
Corporate Communications, Sony Corporation
Tel: +81-3-6748-2200

Investor and Analyst Inquiries
IR Division, Sony Corporation
Tel: +81-3-6748-2180

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